FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
ANNUAL REPORT
of
EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A
Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE MICHAEL H. WILSON
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROBERT W. MULLEN, JR.	MARIE MACDOUGALL
Milbank, Tweed, Hadley & McCloy LLP	Vice-President and Treasurer
1 Chase Manhattan Plaza	Export Development Canada
New York, New York 10005	151 O’Connor Street
Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
Supplemental Export Development Canada Information
Consent of the Auditor General of Canada
Export Development Canada's 2007 Annual Report
Auditor General Power of Attorney

The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Certain information concerning internal funded debt of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Certain information concerning external funded debt of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
Certain information concerning the funded debt of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.
4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

As at December 31, 2007, no such amount was held by the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Certain information concerning external floating indebtedness of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
Reference is made to Exhibit 1 and Exhibit 3 hereto.
7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.
None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See Canada’s Annual Report on Form 18-K.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See Canada’s Annual Report on Form 18-K.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See Canada’s Annual Report on Form 18-K.
Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995
In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Export Development Canada (“EDC”) is hereby filing cautionary statements identifying important factors that could cause EDC’s actual results to differ materially from those projected in forward-looking statements of EDC made by or on behalf of EDC.
Public Official Documents
Exhibit 3 is a publication of EDC and is included herein on the authority of such publication as a public official document.
Forward-Looking Statements
Statements made in this annual report which describe EDC’s intentions, expectations, beliefs, or predictions may be forward-looking statements within the meaning of securities laws. EDC cautions that, by their nature, forward-looking statements involve risk and uncertainty and that EDC’s actual results could differ materially from those expressed or implied in such forward-looking statements.
Risk Factors
EDC’s forward-looking statements are based on a series of projections and estimates regarding the world-wide economy in general and on the Canadian economy in particular. The actual results of EDC will depend greatly on these actual economic conditions and on the growth of export trade and demand for export finance. Actual results will also depend on the performance of EDC’s loan portfolio, insurance claims experience, risk management activities and interest rates.

If actual economic conditions, export trade, demand for export finance, performance of EDC’s loan portfolio, claims experience, risk management activities or interest rates differ materially from EDC’s projections, EDC’s actual results could vary significantly from the performance projected in the forward-looking statements.
The EDC 18-K Annual Report comprises:
(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:
(1)	Supplemental Export Development Canada Information.*

(2)	Consent of the Auditor General of Canada.

(3)	Export Development Canada’s 2007 Annual Report.*

(4)	Auditor General Power of Attorney.
This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.
* * *
EDC’s principal executive offices are located at 151 O’Connor Street, Ottawa, Ontario, Canada K1A 1K3. EDC’s telephone number is 613-598-2500. EDC’s website address is www.edc.ca. Information contained in our website is not part of this report.

*	Unless otherwise indicated, all dollar amounts quoted herein and in the Exhibits hereto are in Canadian Dollars. On May 7, 2008 the noon buying rate in New York City payable in Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1 = 0.9979 United States dollars (“USD” or “U.S. $”).

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 7th day of May, 2008.

Export Development Canada
By:	/s/ Marie MacDougall
Marie MacDougall
Vice-President and Treasurer

EXHIBIT INDEX
(1)	Supplemental Export Development Canada Information.

(2)	Consent of the Auditor General of Canada.

(3)	Export Development Canada’s 2007 Annual Report.

(4)	Auditor General Power of Attorney.